May 30, 2025

Securities and Exchange Commission
Division of Corporate Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Re:    McDonald’s Corporation
Form 10-K for Fiscal Year Ended December 31, 2024
Filed February 25, 2025
File No. 001-05231

Dear Division of Corporate Finance:
McDonald's Corporation (“McDonald’s”, the “Company”, “we,” or “our”) has received your letter dated May 15, 2025 (the “Comment Letter”) with respect to the review by the staff (the “Staff”) of the Securities and Exchange Commission (the "Commission") of the Company’s Form 10-K for the fiscal year ended December 31, 2024.
For your convenience, the comment in your May 15, 2025, letter is repeated herein, and the Company’s response is set forth immediately below the comment.

Form 10-K for Fiscal Year Ended December 31, 2024
Segment and Geographic Information, page 52

1. Please tell us how your disclosure complies with the requirement to disclose how the chief operating decision maker uses the reported measure of segment profit or loss in assessing segment performance and deciding how to allocate resources. See ASC 280-10-50-29(f).

RESPONSE:
The Company respectfully acknowledges the Staff’s comment and in future quarterly and annual filings will expand its segment and geographic information footnote, as follows, to provide additional information about how the chief operating decision makers use the reported measure of segment profit or loss in assessing segment performance and deciding how to allocate resources:
The Company's chief operating decision makers (CODMs) are the President and CEO and the Executive Vice President and Global Chief Financial Officer ("CFO"). Segment performance is evaluated based on one measure of a segment's profit or loss, operating income, which is used to allocate resources in the annual planning process. Throughout the year, the CODMs consider forecast to actual operating income results and variances against plan to evaluate segment performance and priorities related to allocation of capital and resources supporting organizational objectives.
We appreciate your consideration of the response provided herein and look forward to hearing from you. If you have any additional comments or questions regarding these matters, please do not hesitate to contact Lauren Elting at lauren.elting@us.mcd.com or me at ian.borden@us.mcd.com.

Very Truly Yours,

/s/ Ian Borden
Ian Borden Executive Vice President and Global Chief Financial Officer

cc:
Christopher Kempczinski, Chairman, President and Chief Executive Officer
Desiree Ralls-Morrison, Executive Vice President and Global Chief Legal Officer
Lauren Elting, Vice President, Chief Accounting Officer and Corporate Controller